September 10, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Robert Half International Inc.
Definitive Proxy Statement on Schedule 14A Filed March 25, 2009
File No. 001-10427

Ladies and Gentlemen:

This letter responds to the letter dated August 4, 2009, setting forth the Staff’s comments regarding the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) of Robert Half International, Inc. (the “Company”) filed on March 25, 2009. For your convenience, we have restated the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

Definitive Proxy Statement filed on March 25, 2009

Compensation Discussion and Analysis, page 6

1.	In correspondence with you in May 2008 regarding your Form 10-K for the year ended December 31, 2007, we asked that you provide in future filings an explanation of how the factors considered by the compensation committee in determining compensation resulted in the amount and form of compensation awarded to each named executive officer. See comment three in our letter to you dated May 30, 2008. In this regard, we continue to believe that more analysis is needed in your compensation discussion and analysis section related to this issue. Therefore, please amend your Form 10-K for the year ended December 31, 2008 to include a more thorough analysis of what factors the compensation committee considered and how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. For example:

•

Discuss how the compensation committee determined each named executive officer’s target bonus amount under the Annual Performance Bonus Plan. On page 8, you state that the compensation committee “set target earnings per share for purposes of the Annual Performance Bonus Plan such that the percentage by which actual earnings per share increased or decreased over the prior year would cause an identical percentage increase or decrease in the executive officer’s bonus relative to the prior year.” Please further illustrate how the $1.90 target earnings per share for 2008 and the amount of target bonus for the named executive officers reflect this policy.

•

Please explain how the compensation committee’s consideration of the factors listed in the fifth full paragraph on page 8 resulted in the amount of restricted shares granted to each named executive officer which represented a increase in the amount of restricted shares granted in the prior year.

Securities and Exchange Commission

September 10, 2009

•

In addition, please discuss how the compensation committee applies the formulas under the Annual Performance Bonus Plan and Stock Incentive Plan to arrive at the actual amount of incentive compensation awarded to each named executive officer. For example, we note that your 2008 target earnings per share was $1.90 and that the actual earnings per share was $1.63. However, you do not provide analysis demonstrating how these numbers were used to calculate the bonus awards actually reported in your Summary Compensation Table. Further, with respect to restricted stock grants under the Stock Incentive Plan, while we note your description of the “multiplier” on page 13, more analysis is needed to explain how this multiplier was used to calculate the actual restricted stock retained by the named executive officers during the 2008 period. Your revised disclosure should discuss the actual number of restricted stock awards retained and the number of shares forfeited during the 2008 performance period and set forth how the compensation committee arrived at these numbers. See Instruction 2 to Item 402(b) of Regulation S-K.

RESPONSE 1:

Factors Considered by the Compensation Committee in Determining Cash and Equity Awards

As discussed on page 7 and 8 of the Proxy Statement, the Compensation Committee considers a number of factors when determining the amount and form of cash and equity compensation awarded to each named executive officer. Although the most important of these factors is the Company’s performance, the Compensation Committee does not assign weights to individual factors. Rather decisions are made using their business judgment based on the Compensation Committee’s long-term experience in compensating the management team in a manner that has been successful in producing favorable results for shareholders consistently. The factors considered in one year may not be representative of what may be considered in future years. Therefore, the Company believes the current disclosure is accurate and an amendment to the existing Form 10-K would not provide any material new information. However, the Company proposes to supplement the disclosure in its next proxy statement to reflect the above.

Annual Performance Bonus Plan

Executive officer bonuses are governed by the stockholder-approved Annual Performance Bonus Plan (the “Bonus Plan”). The Bonus Plan provides that bonuses shall be computed in accordance with a formula specified in the plan. The two factors determined by the Compensation Committee are the Target EPS for the year and each individual’s Target Bonus.

For 2008, the Compensation Committee chose for the Target EPS the internal forecast that had been adopted by the entire Board of Directors, which forecast was $1.90 per share. This Target EPS for 2008 represented a 4.97% increase over the actual earnings per share of $1.81 achieved for 2007. The Compensation Committee then determined that a 4.97% increase in earnings per share performance should result in a 4.97% increase in bonus. It therefore set each individual’s Target Bonus for 2008 at 4.97% more than his actual bonus for 2007.1

[1]	The sole exception to the foregoing was the Target Bonus for Michael C. Buckley, who was given a larger Target Bonus to reflect increased responsibilities.

Securities and Exchange Commission

September 10, 2009

The operation of the Bonus Plan is described on page 13 of the Proxy Statement. Because of the way the pay for performance formula operates, any variation in actual earnings per share from Target EPS would result in a corresponding variation in actual bonus from Target Bonus by the same percentage. Because actual earnings per share for 2008 was $1.63, which is 85.8% of the Target EPS of $1.90, each executive officer’s 2008 actual bonus was 85.8% of his Target Bonus.

As noted on page 8 of the Proxy Statement, the Compensation Committee, at its February 2009 meeting, adopted the same proportional approach for 2009 cash bonuses under the Annual Performance Bonus Plan. In light of present economic conditions and reflecting the Compensation Committee’s pay for performance philosophy, it is currently anticipated that the Company’s earnings per share for 2009 will decrease very significantly from 2008. If such significant decrease occurs, then cash bonuses for 2009 will also then decrease significantly by the same proportional amount.

Equity Awards

For 2008, the Compensation Committee exercised its business judgment to grant to executive officers restricted stock with a fair market value on the date of grant (October 31, 2007) equal to the fair market value for the 2007 restricted stock awards as determined on the date of grant (November 1, 2006). Since the grant date fair market value was the same for both the 2007 and 2008 restricted stock awards, the number of shares granted for 2008 exceeded the number granted for 2007 based on a difference in the price of the Company’s stock.

However, and again consistent with the philosophy that the majority of compensation should be contingent on achieving outstanding results, the actual number of shares retained by executives depends on satisfaction of the performance condition of Target EPS for 2008 and satisfaction of the time-based vesting. As previously disclosed on page 13 of the Proxy Statement,

“Pursuant to the formula, the actual earnings per share are divided by the target earnings per share, yielding a “Performance Goal Ratio.” The “Multiplier” used to determine actual retention of restricted stock grants is defined as (a) 1, if the Performance Goal Ratio is equal to or exceeds 0.9, (b) 0, if the Performance Goal Ratio is less than 0, or (c) 0.1 plus the Performance Goal Ratio in all other cases. After the Multiplier is determined, it is multiplied by each executive officer’s restricted stock grant to determine how many shares he may retain. Any shares in excess of this product are forfeited.”

Securities and Exchange Commission

September 10, 2009

For 2008, the Performance Goal Ratio was 0.858, which equals the actual earnings per share of $1.63 divided by the target earnings per share of $1.90. The Multiplier based on a Performance Goal Ratio of 0.858 is equal to 0.958 (0.1 plus the Performance Goal Ratio) resulting in retention and forfeiture of each executive officer’s restricted stock grant for 2008 as listed in the table below:

Name	Target Restricted Stock Award	Multiplier	Shares Retained	Shares Forfeited
Harold M. Messmer, Jr.	244,515	0.958	234,220	10,295
M. Keith Waddell	166,986	0.958	159,955	7,031
Paul F. Gentzkow	119,276	0.958	114,254	5,022
Robert W. Glass	36,975	0.958	35,418	1,557
Michael C. Buckley	27,433	0.958	26,278	1,155

The percentage of shares of restricted stock forfeited was disclosed in footnote (d) of the Outstanding Equity Awards table on page 15 of the Proxy Statement.

Amended Filing

Although the Company did not present the foregoing information in the format appearing above in the CD&A section, the Company believes that investors could easily have calculated such information by using the formula and discussion included on page 13 of the Proxy Statement, which was cross-referenced in the CD&A, and the data included in the CD&A and in the textual discussion accompanying the compensation tables (including the alternative compensation table appearing in the CD&A). For this reason, the Company does not believe that amending its existing disclosure would provide a meaningful benefit to investors and, therefore, respectfully requests that it be permitted to provide this additional analysis and tabular presentations in its next proxy statement rather than through an amendment to its Form 10-K for the year ended December 31, 2008.

2.	Please discuss why your executive officers agreed to adjust the vesting schedule of their last two restricted stock grants to delay a portion of the vesting.

RESPONSE 2:

The requirement that the Summary Compensation Table reflect restricted stock awards using the FAS 123(R) expense rather than fair value on the date of grant created an anomaly that the Company’s Compensation Committee and the executive officers wished to address. While the fair value on the date of grant was essentially flat from 2006 through 2008 (see the alternative compensation table on page 11 of the Proxy Statement), the operation of FAS 123(R), without the vesting delay, would have made it appear in the Summary Compensation Table that there had been substantial increases in the amount granted from year to year. By adjusting the vesting schedule so that 100% of the grant vests after four years, rather than 50% vesting after the first two years and the remaining 50% vesting after four years, the artificial, and potentially confusing, effects of FAS 123(R) were dampened. Notwithstanding the delayed vesting in the restricted stock awards, the amounts reported under the Stock Awards column in the Summary Compensation Table still increased significantly even though the fair value on the date of grant for the 2007 and 2008 grants were

Securities and Exchange Commission

September 10, 2009

substantially identical. Reflecting fair value rather than FAS 123(R) expense (which will become the new disclosure standard if the change proposed by Release No. 33-9052 becomes effective) was the main reason the Company elected to include an alternative compensation table in its CD&A analysis on page 11 of the Proxy Statement. If the reversion of the Summary Compensation Table to fair value on the date of grant occurs, the anomalous effects of FAS 123(R) will no longer be of concern.

3.	We note that approximately 4.2% of the restricted shares with respect to the 2008 performance period were forfeited. Please disclose the amount of dividends that each named executive officer received and will retain for the forfeited shares.

RESPONSE 3:

In accordance with Item 402(c)(2)(ix), the Company disclosed in the footnotes to the Summary Compensation Table the total amount of dividends paid in 2008 on unvested restricted shares, including those paid on shares that were subsequently forfeited. The Company did not separately disclose the portion of this amount that was paid with respect to shares that were subsequently forfeited, because it was not aware of any rule requiring such separate disclosure.

Of the total dividends paid on restricted shares in 2008, the amount paid with respect to shares that were subsequently forfeited was not material. The amount of dividends received and retained for the forfeited shares in 2008 for the named executive officers ranged from $624 for Mr. Buckley to $5,559 for Mr. Messmer. Such dividends represented 0.04% or less of each individual’s total compensation as reported in the Summary Compensation Table.

As previously disclosed in the Proxy Statement, the Compensation Committee amended the Stock Incentive Plan in February 2009 to provide that, while the performance condition is pending, dividends will not be paid on a restricted share award. Instead, any such dividends shall accrue and be paid only after the final determination has been made as to whether or not the performance condition has been satisfied. If a portion of the award is forfeited, a like portion of the accrued dividends will also be forfeited.

Please do not hesitate to call me at (415) 773-5595 or Keith Waddell, the Company’s Chief Financial Officer, at (650) 234-6221 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Jonathan M. Ocker

Jonathan M. Ocker

cc:	Jay Knight, Staff Attorney (Securities and Exchange Commission)
M. Keith Waddell
Steven Karel
Brett Cooper

Securities and Exchange Commission

September 10, 2009

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ M. Keith Waddell

M. Keith Waddell

President and Chief Financial Officer